Exhibit 12.1

Nexstar Broadcasting, Inc.

Computation of ratio of earnings to fixed charges

(dollars in thousands)

	31-Dec 1999	31-Dec 2000	31-Dec 2001	31-Dec 2002	31-Dec 2003

Pre-tax net income (loss) from continuing operation before adjustment for minority interests in consolidated subsidiaries	(46,074)	(30,486)	(72,785)	(43,582)	(63,839)

Fixed charges:

Interest expense and amortization of debt discount	38,047	42,552	56,940	63,403	52,704

Appropriate portion (1/3) of rentals	320	296	605	914	1,248

Total fixed charges	38,367	42,848	57,545	64,317	53,952

Pre-tax net income (loss) from continuing operation before adjustment for minority interests in consolidated subsidiaries plus fixed charges	(7,707)	12,362	(15,240)	20,735	(9,887)

Ratio of earnings to fixed charge	—	—	—	—	—

Deficiency to cover fixed charges	46,074	30,486	72,785	43,582	63,839